

May 19, 2015

Via E-mail
Ms. Lorraine L. Ritter
Chief Financial and Accounting Officer
CNX Coal Resources LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317

>    **Re:**    **CNX Coal Resources LP**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed May 8, 2015**
>    **File No. 333-203165**

Dear Ms. Ritter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your revised disclosure in response to comment 4 of our letter dated April 28, 2015 and we reissue the comment. Please provide the source(s) of the average cash margin per ton as stated in the last paragraph on page 6. In this regard, we note your reference to "publicly available data" on pages 7, 126 and 131.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95</u>

<u>Factors that Affect our Results, page 98</u>

2.  We note your revise disclosure in response to comment 9 of our letter dated April 28, 2015. Please revise to clarify the term "power market." Provide more specificity as to when and how this would result in a change in the fixed price.

<u>Capital Resources and Liquidity, page 105</u>

3.  We note your revised disclosure in response to comment 12 of our letter dated April 28, 2015. Please revise to further quantify your capital expenditure requirements for the areas you listed: expenditures for mining equipment, refuse area expansion and routing maintenance.

<u>Business, page 125</u>

<u>Our Customers and Contracts, page 142</u>

4.  We partially reissue comment 17 of our letter dated April 28, 2015. Please file all material contracts with your major customers or provide a more detailed analysis as to why you do not believe these contracts are material. In particular we note that two customers represented 32% of revenues for the year ended December 31, 2014 and four customers represented 52% of revenues for the year ended December 31, 2013. We also note that the contracts appear to be fixed price, subject to limited adjustment provisions. In addition, we note that 87.9% of this year's tonnage are committed and priced. Therefore, the ability to sell in the spot market, at market prices, given the recent trend of decreasing coal prices, would likely have a material impact on your business and making the company substantially dependent on the contracts. Please also update the disclosure to reflect the percent of revenues attributable to any major customers for the interim financial period.

5.  We note your revised disclosure in response to comment 18 of our letter dated April 28, 2015. Please further revise to quantify, on an annual basis, the shipments of coal that were rejected in your past two fiscal years. In addition, provide greater detail on the price adjustments made to any shipment not within the specified ranges and the prices paid by customers receiving shipments rejected under existing contracts.

<u>Executive Compensation, page 157</u>

6.  We partially reissue comment 22 of our letter dated April 28, 2015. Please discuss the material terms of the employment arrangements or agreements for the named executive

officers going forward, as required by Item 402 of Regulation S-K.  File any employment agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.  Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc:     Brett E. Braden, Esq.
        Latham & Watkins LLP